

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Derek Aberle
Chief Executive Officer
Prospector Capital Corp.
1250 Prospect Street, Suite 200
La Jolla, CA 92037

>   **Re: Prospector Capital Corp.**
>   **Registration Statement on Form S-1**
>   **Filed December 18, 2020**
>   **File No. 333-251523**

Dear Mr. Aberle:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 18, 2020

Risk Factors
Our warrant agreement will designate.…, , page 62

1.   Your disclosure states that the forum provision of the warrant agreement "will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." However, we do not see this language in the warrant agreement. Please advise.

<u>Dilution, page 74</u>

2. We note your revisions to your table on the top of page 75 and that it reflects total consideration of $7,775,000 from your initial shareholders. On page F-7, you disclose the sale of 5,166,667 private placement warrants at a price of $1.50. Please tell us how you determined it was appropriate to reflect the consideration of $7,750,000 for the private placement warrants in this table. Please refer to Item 506 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joel Rubinstein